March 21, 2002

Mr. Edward Bonn
15303 Centura Boulevard
Suite 1070
Sherman Oaks, CA 91403

Re: Strategic Advisory Services

Mr. Bonn:

This letter agreement (“Agreement”) confirms the agreement of Edward Bonn to engage Acclaim Financial Group Venture I LLC (“LLC”) to provide certain services to Edward Bonn (including his affiliated entities, “Edward Bonn”) on the following terms and conditions:

1.     Nature of Services. At the direction of Edward Bonn, LLC will provide strategic advisory services (“Services”) to Edward Bonn with respect to Edward Bonn’s equity ownership position in New Frontier Media, Inc. (“NOOF”). Edward Bonn and LLC shall cooperate with each other to permit LLC to perform the Services in the most efficient and prompt manner as is practicable, including by providing information and other resources as are reasonably determined by LLC to be necessary to perform the Services. The Services will be provided by LLC from such locations, and at such times, as LLC shall reasonably determine in consultation with Edward Bonn.

LLC has agreed to provide the Services to the best of its reasonable abilities. Edward Bonn and LLC have agreed that any decision to proceed with a strategy, transaction or relationship with any entity will be solely the decision of the Edward Bonn. Edward Bonn will seek separate, and will not rely on LLC to provide, legal, accounting, tax or other similar advice or services.

2.     Compensation. As consideration for LLC to enter into this Agreement and to provide the Services, Edward Bonn shall compensate LLC as follows:

A.	Commencing May 15, 2002, during the term and prior to termination of this Agreement, a monthly retainer fee of $5,000 per calendar month, payable on the fifteenth day of each calendar month (commencing May 15, 2002), which amount shall be earned upon payment;

B.	The grant to LLC of an option (“Initial Option”) to acquire for a period expiring on February 11, 2005 (“Expiration Date”), 150,000 shares of NOOF Common Stock (including any instruments or securities into which such shares may be converted, “Common Stock”) from Edward Bonn at an exercise price per share equal to the average of the lowest closing price per share for the Common Stock, as quoted on the National Association of Securities Dealers Automated Quotation System, for any

consecutive three day period (as selected by LLC) during the period commencing five days prior to the date of this Agreement and ending on May 24, 2002 (“Market Price”). The Initial Option shall be fully vested, earned and be immediately exercisable upon execution of this Agreement and may be exercised by LLC at any time prior to the Expiration Date upon written notice to Edward Bonn;

C.	The grant to LLC of an option (“Monthly Option”) to acquire for a period expiring on the Expiration Date, 150,000 shares of Common Stock from Edward Bonn at an exercise price per share equal to the Market Price. The Monthly Option shall be fully vested, earned and be immediately exercised by LLC at any time prior to the Expiration Date upon written notice to Edward Bonn as follows: 50,000 shares on the first day of each month commencing May 1, 2002; and

D.	The grant to LLC of an option (“Additional Option,” and together with the Initial Option and the Monthly Option, the “Options”) to acquire for a period expiring on the Expiration Date, 50,000 shares of Common Stock from Edward Bonn at an exercise price per share of $0.01. The Additional Option shall be fully vested, earned and be immediately exercisable upon execution of this Agreement and may be exercised by LLC at any time prior to the Expiration Date upon written notice to Edward Bonn.

LLC hereby represents and warrants to Edward Bonn that (a) the Option and the Common Stock will be acquired for investment purposes for LLC’s own account, and not with a view to the resale or distribution of any part thereof, and that LLC has no present intention of selling or otherwise distributing the Option or the Common Stock, (b) LLC is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended, (c) in connection with this engagement, LLC has had access to information regarding NOOF and believes that LLC has received all the information it considers necessary or appropriate for deciding whether to acquire the Option and the Common Stock and (d) as of the date of this Agreement, except as set forth in this Section 2, neither LLC nor its affiliates holds or have the right to acquire any shares of Common Stock. Edward Bonn shall maintain adequate unencumbered shares of Common Stock to satisfy the Options.

3.     Expenses. Edward Bonn shall promptly reimburse LLC for reasonable travel and lodging and all other reasonable out of pocket expenses (“Transaction Expenses”) incurred in connection with this engagement, which reimbursement shall not exceed $1,000 per month without the prior consent of Edward Bonn, and all of which Transaction Expenses (regardless of the prior clause) shall be reimbursed upon a successful outcome (as determined by the parties in good faith). LLC shall be responsible for and pay the legal fees of Brobeck, Phleger & Harrison related to the transaction contemplated by this Agreement in excess of $75,000 (provided such $75,000 amount has been paid by Edward Bonn), up to a maximum of $100,000.

4.     Indemnification. To induce LLC to enter into this Agreement, Edward Bonn shall indemnify, hold harmless and reimburse LLC, its affiliates, directors, officers, controlling persons, employees and agents (“Indemnified Persons”) to the fullest extent lawful against any and all claims, losses, damages, liabilities, expenses, costs, actions, joint or several, of any nature or type whatsoever (“Expenses”), relating to or arising from this Agreement, the Services provided hereunder or any other matter whatsoever relating to or involving the Indemnified Persons, except to the extent (and only to the extent) that a court of competent jurisdiction determines that such Expenses arose primarily from such Indemnified Person’s gross negligence or reckless or willful misconduct.

5.     Term. This Agreement shall terminate on March 21, 2003, and may be terminated earlier by either party upon 30 days written notice to the other party; provided, however, (i) Sections 2 and 3 of this Agreement shall survive any termination of this Agreement and survive until the obligations thereunder are satisfied and completed and (ii) Sections 4, 5, 6 and 7 of this Agreement shall survive any termination of this Agreement and survive until the expiration of the applicable statute of limitations.

6.     Miscellaneous. LLC is being retained by Edward Bonn to perform the Services, not as an agent or advisor of any other person, and Edward Bonn’s engagement of LLC will not confer on any other person not a party to this Agreement any rights or any nature or kind whatsoever. LLC will act as an independent contractor and any duties arising out this engagement shall be owed solely to Edward Bonn. LLC is not a fiduciary for Edward Bonn. There are no third-party beneficiaries (other than the Indemnified Persons) under this Agreement. This Agreement shall be binding on and inure to the benefit of the Edward Bonn, LLC, the Indemnified Persons and their respective successors, assigns, heirs and representatives. This Agreement may only be modified or amended by a written agreement signed by both parties. This Agreement constitutes the entire agreement between the parties and supercedes any prior written or oral agreements or understandings between the parties hereto. LLC and Edward Bonn agree that this Agreement shall be governed by and construed under the laws of the State of New York, including Section 5-1401 of the New York General Obligations Law. Any disputes relating to or arising from this Agreement by or among the parties shall be resolved exclusively by arbitration to be conducted exclusively in Los Angeles, California in accordance with the Commercial Rules of the American Arbitration Association. Any court of competent jurisdiction shall be authorized to enforce the provisions of the previous sentence and enforce the remedies imposed by such arbitration.

7.     Confidential Information; Non-Circumvention. Both LLC and Edward Bonn shall take reasonable actions to preserve the confidential nature of any information obtained from any party during the course of this engagement. Each party understands and acknowledges that the laws of the United States may impose certain limits on their ability to trade public securities or disclose information with respect to this engagement and that prior to engaging in any securities trading activities they will consult counsel. Neither party shall take any action that may directly or indirectly circumvent the benefits that are intended to accrue to either party hereunder. Each party shall act in a reasonable manner so as to preserve the goodwill and reputation of each of the parties.

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If the foregoing correctly sets forth our understanding, please sign below and return an executed copy of this Agreement to LLC. We look forward to working with you.

Regards,

ACCLAIM FINANCIAL GROUP VENTURE I LLC

By:  /s/ Douglas Croxell
        Duly Authorized

Accepted and Agreed to:

/s/ Edward Bonn
Edward Bonn

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